(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-26937
CUSIP NUMBER 74834 T 10 3

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Quest Software, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

5 Polaris Way
Address of Principal Executive Office (Street and Number)

Aliso Viejo, California 92656
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the board of directors of Quest Software, Inc. (“Quest”) established a special committee of independent directors to review Quest’s historical stock option grant practices and related accounting. The special committee has substantially completed its investigation and has reported its principle findings to Quest’s board of directors. The special committee’s findings included a determination that accounting measurement dates for most of the stock option grants to employees from July 1998 to May 2002 differed from the recorded grant dates.

As previously disclosed, Quest will restate its annual financial statements for the periods from 2000 through 2005 and its financial statements for the quarter ended March 31, 2006 to reflect additional non-cash stock-based compensation expense related to those stock option grants whose accounting measurement dates are being revised. The restatement will include other adjustments that are necessary to reflect the findings of the Special Committee and may also include other adjustments that result from Quest’s review of its historical financial statements, which has not been completed. Quest intends to file its quarterly reports on Form 10-Q for the quarters ended September 30, 2006, June 30, 2006, and March 31, 2007 and its annual report on Form 10-K for the year ended December 31, 2006, as soon as practicable following completion of its internal reviews.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Michael Vaughn	(949)	754-8000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Quest anticipates that its reported results of operations for the quarter ended March 31, 2007 will reflect significant changes as compared to reported results for the quarter ended March 31, 2006. However, as described above and as previously disclosed, Quest will restate its historical financial statements, including its financial statements for the quarter ended March 31, 2006, to record additional non-cash stock-based compensation expense relating to historical stock option grants, the related tax consequences and other potential adjustments. The special committee’s preliminary estimate of the aggregate pre-tax, non-cash stock-based compensation expense arising from its findings is approximately $150 million through the period ended March 31, 2006.

Quest Software, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2007	By	/s/ MICHAEL J. LAMBERT
Michael J. Lambert, Senior Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).